1 Penn Plaza – Suite 2527 New York, NY 10119 Telephone: 212-244-4111 Fax: 212-563-7108 Email: info@shiboleth.com

January 9, 2012

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	Pimi Agro Cleantech, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2010
Filed April 12, 2011
File No. 333-158986

Dear Mr. Humphrey:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 9, 2011, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form 10-K.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the annual report accordingly. Where applicable, the revised pages or sections of the amended Form 10-K have been referenced.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 23

1.           It appears you have accounting policies that require you to make assumptions aboutmatters that are highly uncertain at the time the estimate is made and for which a changein the estimate from period to period would result in a material impact on your presentation of financial condition or results of operations. Accordingly, please revise your Form 10-K to include a discussion of critical accounting policies. See Section V of FR-72 (Release No. 33- 8350) for guidance.

Response:

In response to the Staff’s comment, the Form 10-K has been amended to include a reference to the issue of going concern as a critical accounting policy. Please note that in future periods, additional matters might be viewed as impacting critical accounting policies (such as revenue recognition and share based payments), and the Company undertakes to address such matters in its future filings with the Commission .

Tel Aviv Affiliate Shibolet & Co. Museum Tower, 4 Berkowitz St. Tel Aviv 64238 Israel Phone 972.3.777.8333 Fax 972.3.777.8444 www.shibolet.com.	China Affiliate In Cooperation with Dacheng Law Offices 500 Pudong South Road Shanghai, 200120 Tel: 86.21.5878.5888 Fax: 86.21.5878.7350 www.dachenglaw.com

General – Results of Operations, page 25

2.           Your current comparative discussion of results of operations is overly general in nature.Your current discussion of changes in income statement amounts enumerates the source of the changes, but not the facts and circumstances surrounding each change. As discussed in the Interpretive Release about Management’s Discussion and Analysis referenced below, one of the primary objectives of your discussion should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. For example, your discussion of changes in General and Administrative expenses cites changes in professional fees, but does not indicate why these professional fees changed. You should revise this section to comply with FR-72 (Release No. 33-8350) in this regard. Additionally, your disclosures could be improved by:
•	using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
•	using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;
•	providing a robust trend analysis to complement such disclosure.

Response:

In light of the Staff’s comment, and FR-72 (Release No. 33-8350),  the Company has amended its Form 10-K to revise its comparative discussion of results of operations in order to more specifically describe the facts and circumstances surrounding each change.

Liquidity and Capital Resources, page 25

3.           Please significantly expand your discussion of the actions that management has takenand/or intends to take that you believe will provide the opportunity for the company tocontinue as a going concern. These actions, and their anticipated impact, should bedescribed in detail. This comment applies to both your annual and interim filings.

Response:

Management has expanded its discussion in its amended Form 10-K, in connection with the actions that management has taken and/or intends to take which it believes will provide the opportunity for the company to continue as a going concern.

4.           Please specifically state that the auditors’ report expressed substantial doubt as to yourability to continue as a going concern. Filings with such accountants’ reports shouldcontain appropriate and prominent disclosure of financial difficulties and viable plans toovercome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance. Please revise your annual and interim MD&A narratives accordingly. In this regard, please prominently disclose, if true, that agreements with shareholders to provide financing are only verbal commitments and that your shareholders are not legally obligated to provide funding for your operations.

Response:

In light of the Staff’s comment, the Company has amended its Form 10-K to reflect that the auditors’ report expressed substantial doubt as to the Company’s ability to continue as a going concern. Moreover, the Form 10-K has further been amended to indicate that any proposed financings and contemplated capital raises have not been secured via definitive agreements, and represent only verbal commitments, therefore, proposed investors and shareholders are not legally obligated to provide funding for our operations.

Item 9A. Controls and Procedures, page 28

5.           Please amend your Form 10-K to include management’s assessments of internal controlover financial reporting and disclosure controls and procedures as required by Items 307and 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In light of the Staff’s comment, the Company has amended Form 10-K to include management’s assessments of internal control over financial reporting and disclosure controls and procedures as required by Items 307and 308 of Regulation S-K.

In addition, the Company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-244-4111.

Very truly yours,

/s/ Jonathan R. Shechter, Esq.
Jonathan R. Shechter, Esq.

cc:  Mr. Youval Saly,
Chief Executive Officer